Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

New Pacific Metals Corp. (the “Company”)
Suite 1750,  1066 West Hastings Street
Vancouver, British Columbia V6E 3X1

2.	Date of Material Change

October 14, 2025 and October 21, 2025

3.	News Release

News releases with respect to the material changes were provided to GlobeNewswire for dissemination on October 14, 2025 and October 21, 2025, and were subsequently filed under the Company’s issuer profile on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca.

4.	Summary of Material Change

On October 14, 2025, the Company entered into an engagement agreement (the “Engagement Agreement”) with Raymond James Ltd., as sole bookrunner, on behalf of a syndicate of underwriters co-lead by Raymond James Ltd. and BMO Nesbitt Burns Inc. (together, the “Co-Lead Underwriters”, and collectively with the other underwriters in the syndicate, including Canaccord Genuity Corp., Cormark Securities Inc., Red Cloud Securities Inc., and Roth Canada, Inc., the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought deal basis, a total of 11,385,000 common shares of the Company (the “Offered Shares”) at a price of C$3.55 per Offered Share (the “Issue Price”) for total gross proceeds of approximately C$40.42 million (the “Offering”), including the exercise in full by the Underwriters of their over-allotment option to purchase up to an additional 1,485,000 Offered Shares at the Issue Price (the “Over-Allotment Option”).

On October 21, 2025, the Company closed the Offering.

5	Full Description of Material Change

On October 14, 2025, the Company entered into the Engagement Agreement, whereby the Underwriters agreed to purchase, on a bought deal basis, 9,900,000 Offered Shares of the Company at a price of C$3.55 per Offered Share, for total gross proceeds of approximately C$35.1 million. The Company also agreed to grant to the Underwriters the Over-Allotment Option.

On October 21, 2025, the Company closed the Offering (the “Closing”), which included the issuance of a total of 11,385,000 Offered Shares, including 1,485,000 Offered Shares issued upon the exercise in full of the Over-Allotment Option by the Underwriters. The Offering was completed pursuant to the terms of an underwriting agreement (the “Underwriting Agreement”) between the Company and the Underwriters dated October 15, 2025 and by way of a prospectus supplement (the “Prospectus Supplement”) dated October 15, 2025 to the Company’s short form base shelf prospectus dated October 3, 2025. The full text of each of the Underwriting

Agreement and the Prospectus Supplement is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca.

Silvercorp Metals Inc. (“Silvercorp”) participated in the Offering by subscribing for 3,083,536 Offered Shares, representing approximately C$10.95 million in gross proceeds. As of the Closing, Silvercorp owns, directly and indirectly, approximately 27.99% of the outstanding common shares of the Company (the “Common Shares”). Pan American Silver Corp. (“Pan American”) participated in the Offering by subscribing for 1,263,416 Offered Shares, representing approximately C$4.49 million in gross proceeds. As of the Closing, Pan American owns, directly and indirectly, approximately 11.47% of the outstanding Common Shares. Each of Silvercorp and Pan American is a related party of the Company for the purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and the acquisition by each of Silvercorp and Pan American of Offered Shares pursuant to the Offering was a related party transaction. The acquisition by each of Silvercorp and Pan American of Offered Shares pursuant to the Offering was exempt from the valuation and minority approval requirements of MI 61-101 pursuant to the exemptions in Sections 5.5(a) and 5.7(a) of MI 61-101. The Company did not file a material change report 21 days prior to the Closing, which the Company deemed reasonable and necessary in the circumstances to complete the Offering in a timely manner. The Offering was approved by the directors of the Company and no materially contrary view was expressed nor was there any material disagreement in the approval process adopted by the directors.

6	Disclosure for Restructuring Transactions

Not applicable.

7.	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

8.	Omitted Information

No information has been omitted in respect of the material changes.

9.	Executive Officer

Jalen Yuan, Chief Executive Officer
Phone: 604-633-1368 Ext. 236

10.	Date of Report

October 24, 2025